Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2008	2007	2008	2007

Income before income taxes	$1,287	$1,641	$2,601	$3,101
Interest	91	85	181	161
Portion of rentals deemed to be interest	19	20	39	40
Income available for fixed charges	$1,397	$1,746	$2,821	$3,302

Fixed charges:
Interest	$91	$85	$181	$161
Portion of rentals deemed to be interest	19	20	39	40
Total fixed charges	110	105	220	201
Preferred stock dividend requirements	1	2	3	4
Total fixed charges and preferred stock dividend requirements	$111	$107	$223	$205
Ratio of earnings to fixed charges	12.70	16.65	12.81	16.41
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	12.54	16.39	12.65	16.14

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.